UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras and CADE sign Agreement for the natural gas market

Rio de Janeiro, July 8, 2019 - Petróleo Brasileiro S.A. - Petrobras reports that it signed an Agreement with the Administrative Council for Economic Defense (CADE), which consolidates understandings between the parties on the promotion of competition in the natural gas industry in Brazil, including the sale of shareholdings in companies operating thereof.

The purpose of the Agreement is to preserve and protect the competitive conditions, aiming to open the Brazilian natural gas market, encouraging new agents to enter this market, as well as suspending administrative procedures established by CADE to investigate Petrobras’ natural gas business.

With the signature of this Agreement, among other commitments, Petrobras undertakes to sell the following shareholdings:

(i)	Nova Transportadora do Sudeste S.A. (NTS) - 10%;

(ii)	Transportadora Associada de Gás S.A. (TAG) - 10%;

(iii)	Transportadora Brasileira Gasoduto Bolĺvia-Brasil S.A. (TBG) - 51%; and

(iv)	indirect participation in gas distribution companies, either by selling its 51% interest in Gaspetro, or by selling its indirect participation in distribution companies.

While divestments are not carried out, Petrobras shall appoint, within a period of up to six months from the date of signature of the Agreement, independent members of the Board of Directors in these transportation companies and in Gaspetro, according to the “Novo Mercado” listing industry rules, aiming at ensuring the functional unbundling of companies.

Divestments will be carried out following a schedule agreed upon by the parties, in accordance with the Company’s Divestment Methodology, pursuant to the provisions of Decree 9,188/17, subject to economic and financial valuations related to each of the assets, as well as technical, legal, financial and compliance requirements fulfilled by potential buyers.

Petrobras also undertakes to indicate in the transportation systems the maximum injection and withdrawal volumes at each receiving point and delivery area, for further adjustments to the current transportation service contracts, so that transportation companies, under the supervision of ANP, can offer the remaining capacity to the market, thus enabling other companies to use the transportation network not used by Petrobras. Furthermore, the company is committed to other actions to allow greater competitiveness in the natural gas market, such as: (i) negotiation of access to outflow and processing assets, (ii) refrain from purchasing new gas volumes from partners/third parties, except in certain situations provided for in the Agreement, and (iii) lease of the Regasification Terminal in the state of Bahia.

In addition, the schedule and the fulfillment of the commitments assumed with CADE will be followed up by an external agent, to be hired by Petrobras, according to specifications to be established by mutual agreement.

Petrobras considers that the signature of the Agreement is in line with the company’s strategy of improving its capital allocation, reducing leverage and regulatory risk, and consolidating its cooperation efforts with CADE in building a favorable environment for new investors to enter the natural gas industry, contributing to the country’s growth.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated July 1, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer